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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended       December 30, 2001
                               ---------------------------


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from               to
                                    -------------    --------------


          Commission file number         000-31517
                                 ---------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Inrange Technologies Corporation Savings and Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Inrange Technologies Corporation
                              100 Mt. Holly By-Pass
                                  P.O. Box 440
                           Lumberton, New Jersey 08048

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                                        Contents


Report Letter                                                               1


Statement of Net Assets Available for Benefits                              2


Statement of Changes in Net Assets Available for Benefits                   3


Notes to Financial Statements                                              4-8

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                          Independent Auditor's Report


To the Administrative Committee
INRANGE Technologies Corporation
     Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of INRANGE Technologies Corporation Savings and Stock Ownership Plan (the "Plan") as of December 30, 2001 and the related statements of changes in net assets available for benefits for the period from May 1, 2001 (inception) to December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of INRANGE Technologies Corporation Savings and Stock Ownership Plan as of December 30, 2001 and its changes in net assets for the period from May 1, 2001 (inception) to December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ Plante & Moran, LLP

June 11, 2002
Southfield, Michigan

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                  Statement of Net Assets Available for Benefits
                                                               December 30, 2001

Net Assets Available for Benefits-Participant-directed investments-
     Interest in SPX Corporation Savings Trust (Note 3)             $ 50,121,461
                                                                    ============


See Notes to Financial Statements.      2

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                       Statement of Changes in Net Assets Available for Benefits
                        Period from May 1, 2001 (inception) to December 30, 2001

Additions
   Contributions:
      Employer                                                            $   1,756,588
      Participants                                                            3,247,425

   Income from investment in SPX Corporation Savings Trust (Note 3):
      Net realized and unrealized gains                                       1,052,581
      Interest and dividends                                                    668,382
                                                                          -------------
              Total additions                                                 6,724,976
                                                                          -------------

Deductions
   Distributions to participants                                              1,746,015
   Administrative expenses                                                       17,877
                                                                          -------------
              Total deductions                                                1,763,892
                                                                          -------------
Increase in Net Assets Available for Benefits - Before transfers              4,961,084
                                                                          -------------

Transfers
   From SPX Corporation Retirement Savings and Stock Ownership Plan
       (Note 1)                                                              44,235,895
   Other transfers                                                              924,482
                                                                          -------------
              Total transfers                                                45,160,377
                                                                          -------------
Net increase in Net Assets Available for Benefits                            50,121,461

Net Assets Available for Benefits
   Beginning of period                                                                -
                                                                          -------------

   End of period                                                          $  50,121,461
                                                                          =============

See Notes to Financial Statements.     3

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                   Notes to Financial Statements
                                                               December 30, 2001


Note 1 - Description of the Plan

          The following brief description of the INRANGE Technologies Corporation Savings and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

          General - INRANGE Technologies Corporation (the "Company") is a majority-owned subsidiary of SPX Corporation. The Plan was established by the Company on May 1, 2001. The initial participants in the Plan on that date were formerly participants in the SPX Corporation Retirement Savings and Stock Ownership Plan (the "SPX Savings Plan"). On May 1, 2001, the accounts of former participants in the SPX Savings Plan were transferred to the Plan. The Plan is a defined contribution plan covering substantially all employees except employees of foreign subsidiaries who are foreign citizens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions - Participants can contribute a maximum of 17 percent of compensation as a pretax contribution to the Plan, subject to an overall limitation of $10,500 for 2001. The Company makes matching contributions equal to 100 percent of the participant's pretax contributions up to the first 4 percent, and 50 percent of the participant's pretax contributions in excess of 4 percent of compensation, up to a maximum of 6 percent of compensation. Company contributions are paid in the form of cash or in treasury or authorized but not issued Class B common stock of the Company.

          Participants' Accounts - Each participant's account is credited with the participant's pretax contributions, the employer's matching contributions, and a proportionate share of Plan earnings. The

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                   Notes to Financial Statements
                                                               December 30, 2001


          benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          Vesting - Participants are immediately vested in voluntary contributions and the Company-matching contributions plus actual earnings thereon.

          Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of his or her account or installment payments under various options. The Plan also provides for hardship distributions in certain circumstances.

          Investment Options - Participants may elect to invest their pretax contributions in any of the investment funds offered through the Plan, with the exception of the SPX Stock Fund, which is closed to additional contributions or transfers.

          Participant Loans - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance.

          Voting Rights - Each participant is entitled to exercise voting rights attributable to the units of ownership in the Company's Common Stock Fund and the SPX Common Stock Fund allocated to his or her account. The trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the trustee received timely voting instructions.

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                   Notes to Financial Statements
                                                               December 30, 2001


Note 2 - Summary of Significant Accounting Policies

          The following are significant accounting policies followed by the
          Plan:

          Basis of Presentation - The accompanying financial statements have been prepared on an accrual basis and present the assets available for benefits and changes in those assets.

          Valuation of Investments - Investments of the Plan are stated at market value as determined by quoted market prices. Participant loans are valued at face value, which approximates fair value.

          Administrative Expenses - The Company paid certain administrative expenses of the Plan during the eight-month period ended December 30, 2001.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                   Notes to Financial Statements
                                                               December 30, 2001

Note 3 - Master Trust Fund

          The investments of four qualified plans, including the INRANGE Technologies Corporation Savings and Stock Ownership Plan and three SPX Corporation sponsored plans, are combined in the SPX Corporation Savings Trust (the "Master Trust"). The investments of the Plan became part of the Master Trust on May 1, 2001. Under the terms of a trust agreement between Fidelity Management Trust Company (the "Bank") and the Company, the Bank manages trust funds on behalf of the Plan. The Plan's assets in the Master Trust represented 8.2 percent of the total assets in the Master Trust. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan. The total assets held in the Master Trust at December 30, 2001 are as follows:

          Money market fund                             $  34,220,874
          Common/Collective trust                           5,534,932
          Mutual funds                                    278,553,056
          Insurance company general account                89,412,906
          Employer securities                             181,376,863
          Participant loans                                21,725,434
                                                        -------------
               Total Master Trust Investments           $ 610,824,065
                                                        =============

          The net appreciation (depreciation) by investment type for assets held in the Master Trust during the period ended December 30, 2001 is as follows:

          Mutual funds                                  $ (39,262,618)
          Employer securities                              39,219,001
                                                        -------------
               Net depreciation                         $     (43,617)
                                                        =============

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INRANGE Technologies Corporation

Savings and Stock Ownership Plan
================================================================================
                                                   Notes to Financial Statements
                                                               December 30, 2001


Note 4 - Plan Termination

          Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5 - Tax Status

          A determination letter has not been received from the Internal Revenue Service. The Company believes the Plan is being operated in a tax-exempt manner and is in the process of applying for a determination letter.

Note 6 - Administration

          The Company is the sponsor of the Plan. The Administrative Committee, as provided in the Plan Agreement, is the Plan administrator and has responsibility for the administration of the Plan. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the Plan Agreement.

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                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    INRANGE TECHNOLOGIES CORPORATION
                                    SAVINGS AND STOCK OWNERSHIP PLAN

                                    By:  The SPX Corporation Administrative
                                                Committee



Date:    June 27, 2002              By:     /s/ Christopher J. Kearney
       --------------------            -----------------------------------------
                                            Christopher J. Kearney
                                            Member of the SPX Corporation
                                                Administrative Committee

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                                  Exhibit Index

Exhibit No.                Description
-----------                -----------

23.1                       Consent of Plante & Moran, LLP